UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United States Commodity Index Fund

(Name of Issuer)

Units representing fractional undivided beneficial interest

(Title of Class of Securities)

911717106
(CUSIP Number)

Howard Mah Chief Financial Officer United States Commodity Funds LLC 1320 Harbor Bay Parkway, Suite 145 Alameda, California 94502 (510) 522-9600
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 911717106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES COMMODITY FUNDS LLC (I.R.S. Identification No. 20-2830646)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,020
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,020
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of units representing fractional undivided beneficial interest of United States Commodity Index Fund (the “Issuer”), a series of United States Commodity Index Funds Trust, a Delaware Statutory Trust, by United States Commodity Funds LLC, the Sponsor of the Issuer.  The principal executive offices of the Issuer are located at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502.

Item 2.	Identity and Background

This Schedule 13D is being filed by United States Commodity Funds LLC, a single member Delaware limited liability company (the “Sponsor”), formed on May 10, 2005, that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.  The principal business and office address for the Sponsor is 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502.

The Sponsor is a wholly-owned subsidiary of Wainwright Holdings, Inc., a Delaware corporation, which is controlled by Nicholas D. Gerber by virtue of his ownership of the shares of Wainwright Holdings, Inc.  The directors of Wainwright Holdings, Inc. are Nicholas D. Gerber, Howard Mah and Andrew F. Ngim. Nicholas D. Gerber serves as the President and Treasurer of Wainwright Holdings, Inc., while Melinda Gerber serves as its Secretary. The executive officers and directors of the Sponsor are as follows:

Nicholas D. Gerber	President, Chief Executive Officer and Management Director
Howard Mah	Chief Financial Officer, Chief Compliance Officer, Secretary and Management Director
Andrew F. Ngim	Treasurer and Management Director
Robert L. Nguyen	Management Director
John T. Hyland	Chief Investment Officer
Peter M. Robinson	Independent Director
Gordon L. Ellis	Independent Director
Malcolm R. Fobes III	Independent Director

Item 3.	Source and Amount of Funds or Other Consideration

The funds for the purchase of the units reported herein were derived from working capital funds of the Sponsor.  The Sponsor acquired 20 units on April 1, 2010, in connection with the formation of the Issuer for an aggregate purchase price of $1,000.  On August 10, 2010, the Sponsor acquired the remaining 100,000 units from Merrill Professional Clearing Corp., the initial Authorized Purchaser (the “Initial Authorized Purchaser”, in the offering of units of the Issuer, for an aggregate of $5,000,000.

Item 4.	Purpose of Transaction

The Sponsor initially purchased 20 units in connection with the formation of the Issuer, prior to the Issuer’s initial public offering of units that the Sponsor intends to hold so long as the Issuer continues to exist.  The remaining 100,000 units were purchased by the Sponsor in order to satisfy NYSE Arca listing standards that at least 100,000 units of the Issuer be outstanding.  The Sponsor purchased the 100,000 units from the Initial Authorized Purchaser in the Issuer’s initial public offering of units.  The Sponsor purchased such units at the initial offering price of $50.00 per unit. In a letter agreement between the Sponsor and the Initial Authorized Purchaser dated August 9, 2010, the Sponsor has agreed not to resell such units except that it may require the Initial Authorized Purchaser to repurchase all of these units at a per unit price equal to the Issuer’s per unit net asset value within 5 days following written notice from the Sponsor, subject to the conditions that (i) on the date of repurchase, the Initial Authorized Purchaser must immediately redeem these units in accordance with the terms of the Authorized Purchaser Agreement and (ii) immediately following such redemption, at least 100,000 units of the Issuer remain outstanding.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Issuer has a total of 100,020 units issued and outstanding.  As a result, the Sponsor has beneficial ownership of 100.00% of the outstanding units of the Issuer.

(b) The Sponsor has sole voting and dispositive power with respect to all of the 100,020 units.

(c)   Not applicable.

(d)   Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted above in Item 4, the Sponsor purchased 100,000 units from the Initial Authorized Purchaser in the Issuer’s initial public offering of units.  The Sponsor purchased such units at the initial offering price of $50.00 per unit. In a letter agreement between the Sponsor and the Initial Authorized Purchaser dated August 9, 2010, the Sponsor has agreed not to resell such units except that it may require the Initial Authorized Purchaser to repurchase all of these units at a per unit price equal to the Issuer’s per unit net asset value within 5 days following written notice from the Sponsor, subject to the conditions that (i) on the date of repurchase, the Initial Authorized Purchaser must immediately redeem these units in accordance with the terms of the Authorized Purchaser Agreement and (ii) immediately following such redemption, at least 100,000 units of the Issuer remain outstanding.

Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2010

UNITED STATES COMMODITY FUNDS LLC

	By:	/s/ Howard Mah

	Name:	Howard Mah
	Title:	Chief Financial Officer